Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

E-mail: tpuzzo@msn.com / Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

January 7, 2015

VIA EDGAR

Pamela Long

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FairWind Energy Inc. (the “Company”) Amendment No. 2 to Registration Statement on Form S-1 Filed December 17, 2014 File No. 333-194975

Dear Ms. Long:

We respectfully hereby submit the information in this letter, on behalf of our client, FairWind Energy Inc., in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 30, 2014. Amendment No. 3 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR on January 7, 2014.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 2 to the Form S-1.

General

1. We note your response to comment two in our letter dated November 21, 2014. Please state specifically, in an appropriate place in your prospectus, that you are not a blank check company and have no current plans or intentions to engage in a business combination following this offering.

Company response: The Company has made the requested disclosure on page 22.

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Prospectus Cover Page

2. Consistent with your risk factor entitled “Because there is no escrow, trust or similar account . . .” on page 10, please disclose here that the proceeds from this offering will not be placed in an escrow, trust account or similar account, and describe the effect on investors. See Item 501(b)(8)(iii) of Regulation S-K.

Company response: The Company has made the requested disclosure on the Prospectus cover page.

Risk Factors, page 6

Because there is no escrow, trust or similar account, the offering proceeds could be seized by creditors or by a trustee in bankruptcy, in which case investors would lose their entire investment, page 10

3. We note disclosure that a return of money to investors could be precluded or delayed if a creditor were to attach subscription funds from this offering. However, other disclosure in this risk factor and elsewhere suggests that the funds that you raise will not be returned to investors in any event. Please reconcile these disclosures since there does not appear to be any provision for returning funds to investors.

Company response: The Company has removed the text “which could preclude or delay the return of money to you” on page 10 and 14.

Prospectus Summary, page 3

4. We note your response to comment 3 in our letter dated November 21, 2014. Please revise to include the telephone number of your principal executive offices either on the prospectus cover page or in this section. See Item 503(b) of Regulation S-K.

Company response: The Company made the requested disclosure in the prospectus summary on page 3.

Use of Proceeds, page 13

5. We note your response to comment 7 in our letter dated November 21, 2014. Please revise to disclose where “Retention” falls in the order of priority of the use of proceeds from this offering.

Company response: The Company made the requested disclosure on page 14, make “retention” priority number 9.

Selling Stockholders, page 14

6. We note your response to comment 10 in our letter dated November 21, 2014. Please revise to make the footnotes in the table consistent with the footnote references. For example, footnote (4) states that Mr. William Winterhalter is a director, which is not consistent with disclosure on page 31 in the filing. We also note that there are six footnote references and only five footnote notations in the table.

Company response: The Company has corrected the numbering of the footnotes on page 15.

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Plan of Distribution, page 16

Plan of Distribution for the Company’s Initial Public Offering of 750,000 Shares of Common Stock, page 16

7. We note your response to comment 11 in our letter dated November 21, 2014. Please file the form of any subscription agreement that you intend to use in connection with the offering as an exhibit with your next amendment.

Company response: The Company filed a form of subscription agreement intended to be used in the offering as Exhibit 10.5.

8. We note your response to comment 12 in our letter dated November 21, 2014. In this section you state that you will pay Mr. Krogius on a quarterly basis until October 9, 2015, but on page 34, you state that you will pay him until April 18, 2015, which also appears to be consistent with the agreement filed as Exhibit 10.3 to the registration statement. Please reconcile these disclosures.

Company response: On page 17, the Company has changed the text “October 9, 2013” to “April 30, 2015,” the correct date under the letter agreement with Mr. Krogius.

Directors, Executive Officers, Promoters and Control Persons, page 30

9. We note your response to comment 15 in our letter dated November 21, 2014. We note that Mr. Winterhalter included the title “Chief Financial Officer” on the signature page of the registration statement. Please remove this title on the signature page of the registration statement if he is not the Chief Financial Officer.

Company response: The Company has removed the title Chief Financial Officer on the signature page to the registration statement because Mr. Winterhalter, while being the principal accounting officer and principal financial officer of the Company, has not been appointed to the executive office of Chief Financial Officer.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo
Thomas E. Puzzo

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